EXHIBIT 1

Gentium Announces Resignation of Board Member

VILLA GUARDIA (COMO), Italy, March 28, 2013 (GLOBE NEWSWIRE) -- Gentium S.p.A. (Nasdaq:GENT) (the "Company") announced today that Dr. Glenn Cooper has resigned from the Company's Board of Directors, effective March 27, 2013. Dr. Cooper joined the Company's Board of Directors in 2009 and served as an independent director, a member of the Audit Committee, and Chairman of the Compensation Committee.

The Company received Dr. Cooper's resignation on March 27, 2013 following a disagreement with other directors regarding Dr. Cooper's proposal to form a new committee that would be responsible for providing additional oversight regarding clinical and regulatory strategies for the approval of defibrotide. The majority of directors voting against the proposal felt that the same objectives could be carried out through the existing Scientific Oversight Committee.

About Gentium

Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20F filed with the Securities and Exchange Commission under the caption "Risk Factors."

CONTACT: Gentium S.p.A.
         Salvatore Calabrese, +39 031-5373-260
         SVP & CFO
         scalabrese@gentium.it

         or

         The Trout Group
         Tricia Swanson, +1 646 378 2953
         TSwanson@troutgroup.com